November 8, 2006
Via EDGAR and Facsimile
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton
                  Senior Counsel

Re:	Capella Education Company
Registration Statement on Form S-1 (File No. 333-124119)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Credit Suisse Securities (USA) LLC, as the representative of the several underwriters (the “Representative”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby joins in the request of Capella Education Company that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective by 1:30 p.m., Eastern Time, on November 9, 2006 or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on October 27, 2006:

To Whom Distributed	Number of Copies
Institutions / Brokers and Other	609 / 11,391
     The Commission is advised that the amount of compensation to be allowed or paid to the underwriters in connection with the offering and to be disclosed in the Registration Statement, as amended, will not exceed the amount that is cleared with the NASD.

Sincerely, CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ Adam Nordin
	Name:	Adam Nordin
	Title:	Managing Director